UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Iridex Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

462684101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     □ Rule 13d-1(b)

     ⌧  Rule 13d-1(c)

     □  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462684101

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 910,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 910,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 462684101

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 910,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 910,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 462684101

1	NAMES OF REPORTING PERSONS John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 910,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 910,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G
This Amendment No. 1 to Schedule 13G ("Amendment") is an amendment to the initial statement on Schedule 13G relating to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Iridex Corporation, a Delaware corporation (the "Issuer"), filed on November 13, 2019.  This Amendment is being filed on behalf of Global  Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the "Master Fund"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KCP"), and John Kleinheinz (collectively, the "Reporting Persons").
This Statement relates to shares of Common Stock of the Issuer purchased by KCP for the account of the Master Fund.  KCP acts as investment adviser to the Master Fund. Mr. Kleinheinz is the principal of KCP.

Item 1(a) Name of Issuer.
Iridex Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices.
1212 Terra Bella Ave.
Mountain View, California 94043-1824

Item 2(a) Name of Person Filing.
(1)	Global Undervalued Securities Master Fund, L.P.
(2)	Kleinheinz Capital Partners, Inc.
(3)	John Kleinheinz
Item 2(b) Address of Principal Business Office, or, if none, Residence.
(1)	Global Undervalued Securities Master Fund, L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(2)	Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(3)	John Kleinheinz
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

Item 2(c) Citizenship or Place of Organization.
(1) Global Undervalued Securities Master Fund, L.P. is a Delaware limited partnership.
(2) Kleinheinz Capital Partners, Inc. is a corporation organized under the laws of the State of Texas.
(3) John Kleinheinz is a U.S. citizen.

Item 2(d) Title of Class of Securities.
Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number.
462684101

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4 Ownership.
I.  The Reporting Persons may be deemed to have the following beneficial ownership of the Issuer:
(a)  Amount Beneficially Owned:
910,000 shares
(b)  Percent of Class:
6.6%
(c)  Number of Shares as to Which Such Person Has:
(i)    Sole Power to Vote or to Direct the Vote: 0 Shares
(ii)   Shared Power to Vote or to Direct the Vote: 910,000 Shares
(iii)  Sole Power to Dispose or to Direct the Disposition: 0 Shares
(iv)  Shared Power to Dispose or to Direct the Disposition: 910,000 Shares

Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following /   /.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.

Item 8 Identification and Classification of Members of the Group.
Not Applicable.

Item 9 Notice of Dissolution of Group.
Not Applicable.

Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits
Exhibit A    Joint Filing Agreement, dated November 12, 2019, by and among the Reporting Persons, filed as Exhibit A to Statement on Schedule 13G of the Reporting Persons filed on November 13, 2019, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2020

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.
By: Kleinheinz Capital Partners, Inc., its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS, INC.

By: /s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

JOHN B. KLEINHEINZ, INDIVIDUALLY

/s/ John B. Kleinheinz
John B. Kleinheinz